PHILLIPS NIZER LLP
666 Fifth Avenue
New York, NY 10103
Tel: 212-977-9700
Fax: 212-262-5152
 November 19, 2013

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Maryse Mills-Apteng
Special counsel

Re:         B.O.S. Better Online Solutions Ltd.
Amendment No. 1 to Registration Statement on Form F-3
File No. 333-191183
Amendment No. 1 to Registration Statement on Form F-3
File No. 333-191117
Filed October 17, 2013

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated November 8, 2013 with respect to the Company’s Registration Statements on Form F-3.  The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191183

Undertakings, page 30

1.
Your response to prior comment 4 notwithstanding, we note that you continue to include the Item 512(i) undertaking in both of your registration statements. Please tell us the basis for including the undertakings or revise to remove them.

The Company has made the requested change to Amendment No. 2 to the Company’s Registration Statement on form F-3 SEC File No. 333-191183, which is being filed simultaneously with this response letter. The Company will make the same change when it files Amendment No. 2 to its Registration Statement on Form F-3 SEC File No. 333-191117.

Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191117

Selling Shareholders, page 18

2.
We note your responses to prior comments 9 and 10 regarding Cukierman & Co. Investment House Ltd. and its affiliate Catalyst Private Equity Partners (Israel) II L.P. Please tell us the basis for your belief that Cukierman & Co. Investment House is not a broker-dealer. In this regard, we note that Cukierman is described on its website as “the leading Israeli investment house, providing a full array of services including M&A, Public Offerings, Consulting and Family Office Services to Israeli and European companies”.

A response regarding this comment will be submitted separately.

On behalf of the Company, we acknowledge that:

a.	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.
the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declarations of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Very truly yours, /s/ Brian Brodrick Brian Brodrick